SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 8)

                              Hartmarx Corporation
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                       (Name of Subject Company (Issuer))


                            The Lincoln Company LLC
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offeror))


                                  Common Stock
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                         (Title of Class of Securities)


                                   417119104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Spencer Hays
               c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
                          One South Street, 27th Floor
                            Baltimore, Maryland 21202
                                 (410) 332-8573
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation                             Amount of Filing Fee
              N/A                                              N/A
--------------------------------------------------------------------------------

___  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________    Filing Party:________________________

Form or Registration No.:_____________    Date Filed:___________________________

 X   Check the box if the filing relates  solely to  preliminary  communications
---  made before the commencement of a tender offer.

___ Check the appropriate boxes below to designate any transactions to which the statement relates:

     ___  third party tender offer subject to Rule 14d-1.
     ___  issuer tender offer subject to Rule 13e-4.
     ___  going-private transaction subject to Rule 13e-3.
     ___  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

Contact:   Robert Siegfried
           Hope Sidman
           Kekst and Company
           (212) 521-4800

                                                           FOR IMMEDIATE RELEASE


                     STATEMENT FROM THE LINCOLN COMPANY LLC


New York, New York, September 18, 2001 -- On September 17, 2001, The Lincoln Company delivered to Hartmarx (HMX-NYSE) a copy of Bank of America's proposal to provide $200 million in senior debt; The Stephens Group's proposal to invest $35 million in equity and to provide a guaranty for up to $45 million in subordinated debt; and evidence of A. Robert Abboud's and The Tom James
Company's ability to contribute $35 million in equity. This financing is entirely sufficient to fund The Lincoln Company's acquisition of Hartmarx.

In response to allegations made by Hartmarx that The Lincoln Company's filings with the Securities and Exchange Commission (SEC) on Schedule TO were misleading, The Lincoln Company wishes to make it clear that it has offered to acquire all outstanding Hartmarx stock for $4.50 a share, in cash, subject to
(1) waiver by Hartmarx's board of directors of Hartmarx's poison pill, (2) satisfactory completion of due diligence, and (3) regulatory approval of the acquisition under the Hart-Scott-Rodino Antitrust Improvements Act. Although The Lincoln Company has not yet commenced a tender offer, it has been and continues to be The Lincoln Company's intention to commence and complete a tender offer if the above three conditions are satisfied. While the form of the ultimate transaction may change to include a cash merger or other mechanism, Lincoln's intent is to commence and complete a tender offer. To date, Hartmarx has refused to cooperate to help satisfy the conditions necessary for commencement of the tender offer.

Investors and security holders are strongly advised to read the tender offer or business combination statement regarding the offer referred to in this press release when it becomes available because it will contain important information. The Lincoln Company LLC will file this statement with the Securities and Exchange Commission (SEC) at the appropriate time. Investors and security holders may obtain a free copy of the statement (when available) at www.sec.gov.

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